Exhibit (a)(6)

ORIGINAL

A6029

90045

Complex

FILED

SUPERIOR COURT OF CALIFORNIA

COUNTY OF LOS ANGELES

MAY 26 2011

John A. Clarke, Executive Officer/Clerk

BY M Flores, Deputy

Mary Flores

ROBBINS GELLER RUDMAN & DOWD

LLP RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

DAVID T. WISSBROECKER (243867)

STEVEN M. JODLOWSKI (239074)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF LOS ANGELES

LISA PALMA, Individually and on Behalf of )

All Others Similarly Situated, ))

Plaintiff, ))

vs. ))

CALIFORNIA PIZZA KITCHEN, INC., )

LARRY S. FLAX, )

RICHARD L. ROSENFIELD, )

LESLIE E. BIDER, )

MARSHALL S. GELLER, )

CHARLES G. PHILLIPS, )

ALAN I. ROTHENBERG, )

GOLDEN GATE CAPITAL and )

DOES 1 through 25, inclusive, ))

Defendants. ))

VIA FAX

Case No. CLASS ACTION

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

BY FAX

BC462302

CJT/CASE: BC462302 LEA/DEF#:

RECEIPT #: CCH478057048

DATE PAID: 05/26/11 02:32:30 PM

PAYMENT: $945.00 0310

RECEIVED:

CHECK: 945.00

CASH:

CHANGE:

CARD:

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COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

D–324 Emilie H Elias

INTRODUCTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of California Pizza Kitchen, Inc. (“CPK” or the “Company”) common stock against CPK, its directors and Golden Gate Capital (“Golden Gate”) arising out of the directors’ breaches of fiduciary duty in connection with their efforts to complete the sale of CPK to Golden Gate, through an unfair process and at an unfair price, for $18.50 per share (the “Proposed Buyout”). CPK’s directors were aided and abetted by the Company and Golden Gate in breaching their fiduciary duties. This action seeks equitable relief only.

2. CPK engages in the ownership, operation, licensing, and franchising of a chain of casual dining restaurants principally in the United States. The Company provides pizzas, pastas, salads, appetizers, specialty entrees, sandwiches, soups, and desserts. The Company has more than 250 outlets in 32 states and in several foreign countries.

3. The Company first began exploring its strategic alternatives in February 2010. Analysts speculated that at the same time defendants were also shopping the Company to private equity firms that would retain management and reward them with a continuing equity interest in the Company. As discussed below, the speculation concerning a sale has since been borne out by the events surrounding the Proposed Buyout.

4. Over the next few months, the Company successfully implemented a number of measures to improve productivity, reduce costs, improve margins, and grow the Company’s product line. As a result of these efforts, the Company was quickly able to increase the return on its assets, bolster its free cash flow, and strengthen its balance sheet. From the third quarter of 2010 to the first quarter of 2011, the Company turned a net loss of $7.5 million into net income of $2.1 million. Additionally, the Company embarked on an aggressive effort to expand its global presence by opening new international franchised locations. Ten new restaurants are expected to open in 2011, which will further increase the Company’s revenue.

5. In conference calls with shareholders, the Company’s executives have heralded the Company’s solid financial results and positive economic outlook. Indeed, in an April 3, 2011 press release announcing the Company’s first quarter results for 2011, co-CEOs Richard L. Rosenfield

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(“Rosenfield”) and Larry S. Flax (“Flax”) stated: “We were pleased that first quarter earnings exceeded our previously estimated range and credit effective cost management at both the restaurant and corporate level for achieving these results.” Rosenfield and Flax also highlighted the Company’s rosy outlook for the remainder of the year: “We attained these productivity and margin gains without sacrificing the guest experience and look forward to realizing the full impact of this initiative throughout this year.” In short, as Golden Gate (who is motivated solely by financial interests) no doubt understands, the Company is well positioned for substantial returns.

6. Despite the Company’s recent success, on May 25, 2011, defendants announced that they had agreed to sell the Company to Golden Gate. That agreement, however, will unfairly deprive shareholders of the Company’s long-term gains because the $18.50 per share consideration offered by Golden Gate substantially undervalues the Company. In fact, the day the deal was announced, shares of CPK raced 10% higher on unusually high volume after multiple other groups reportedly indicated interest in potentially acquiring the Company. One shareholder, Clinton Group, has already acquired more than 5% of the Company shares and has said that it will discuss a leveraged recapitalization and self-tender for at least $19.50 per share – above the price offered by Golden Gate.

7. Unlike shareholders, company insiders will profit handsomely from the Proposed Buyout, receiving tens of millions of dollars in change-of-control benefits if the acquisition is consummated Notably, many of the executives and directors will receive a financial windfall from equity positions they took when they knew that the Company was being shopped. For example, in April 2010, the Board extended the employment agreements of Rosenfield and Flax, and rewarded senior management with lucrative change-in-control agreements. Along with the extensions of Rosenfield’s and Flax’s employment agreements, each was awarded 80,000 stock options (worth nearly $3,000,000) and an increase in salary and equity awards. The stock options were really nothing more than impermissible “spring-loaded” stock options, granted by the Board when they knew the Company’s stock price would rise when they announced the planned sale.

8. The Proposed Buyout is being made via a tender offer that will be commenced no later than June 8, 2011.

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COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

9. In pursuing the unlawful plan to sell the Company, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

10. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Buyout, that the Proposed Buyout is conducted in a manner that is not overtly improper, unfair and unlawful, and that shareholders are provided with all material information concerning the Proposed Buyout before being asked to sell their Company to Golden Gate.

JURISDICTION AND VENUE

11. This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. This action is not removable.

12. Venue is proper in this Court because the conduct at issue took place and had an effect in this County. CPK’s principal place of business is located at 6053 West Century Boulevard, 11th Floor, Los Angeles, California.

PARTIES

13. Plaintiff Lisa Palma is, and at all times relevant hereto was, a shareholder of CPK.

14. Defendant CPK is headquartered in Los Angeles, California and is publicly traded on the Nasdaq under the symbol “CPKI.” CPK engages in the ownership, operation, license, and franchising of a chain of casual dining restaurants principally in the United States. The Company provides pizzas, pastas, salads, appetizers, specialty entrees, sandwiches, soups, and desserts.

15. Defendant Flax has served as Co-Chief Executive Officer and Co-President of the Company and Co-Chairman of the Board. Flax has been a director of the Company since 1985 and has also served as Co-Chairman since that time.

16. Defendant Rosenfield is Co-Chief Executive Officer and Co-President of the Company and Co-Chairman of the Board. Rosenfield has been a director of the Company since 1985 and has also served as Co-Chairman since that time.

17. Defendant Leslie E. Bider (“Bider”) has been a director of the Company since 2008.

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18. Defendant Marshall S. Geller (“Geller”) has been a director of the Company since 2008.

19. Defendant Charles G. Phillips (“Phillips”) has been a director of the Company since 2000.

20. Defendant Alan I. Rothenberg (“Rothenberg”) has been a director of the Company since 2006.

21. Defendant Golden Gate is a private equity firm headquartered in San Francisco, California. According to its website, Golden Gate “partner[s] with world-class management teams to make equity investments in situations where there is a demonstrable opportunity to significantly enhance a company’s value.”

22. The defendants named above in ¶¶15-20 are sometimes collectively referred to herein as the “Individual Defendants.”

23. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

DEFENDANTS’ FIDUCIARY DUTIES

24. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of CPK, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders; and/or

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(d) failing to provide shareholders with all material information in connection with a fundamental business transaction.

25. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the proposed sale of CPK, are violating the fiduciary duties owed to plaintiff and the other public shareholders of CPK, including their duties of loyalty, good faith and independence, insofar as they stand on both sides of the transaction and are engaging in self-dealing and obtaining for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class, and have failed and are failing to provide shareholders with all material information concerning the Proposed Buyout.

26. Because the Individual Defendants are breaching and have breached their duties of loyalty, good faith and independence in connection with the proposed sale of CPK, the burden of proving the inherent or entire fairness of the Proposed Buyout, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action individually and as a class action pursuant to §382 of the California Code of Civil Procedure on behalf of all holders of CPK common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. According to CPK’s SEC filings, there are nearly 24 million shares of CPK common stock outstanding.

30. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Buyout;

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(b) whether the defendants are engaging in self-dealing in connection with the Proposed Buyout;

(c) whether the defendants are unjustly enriching themselves and other insiders or affiliates of CPK;

(d) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, candor and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(f) whether defendants have failed to provide all material information to shareholders in connection with the Proposed Buyout; and

(g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

31. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

32. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

34. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

35. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

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FACTUAL ALLEGATIONS

36. CPK engages in the ownership, operation, license, and franchising of a chain of casual dining restaurants principally in the United States. The Company provides pizzas, pastas, salads, appetizers, specialty entrees, sandwiches, soups, and desserts. The Company has more than 250 outlets in 32 states and in several foreign countries.

37. The Company first began exploring its strategic alternatives in February 2010. Analysts speculated that at the same time defendants were also shopping the Company to private equity firms that would retain management and reward them with a continuing equity interest in the Company. As discussed below, the speculation concerning a sale has since been borne out by the events surrounding the Proposed Buyout.

38. Over the next few months, the Company successfully implemented a number of measures to improve productivity, reduce costs, improve margins, and grow the Company’s product line. As a result of these efforts, the Company was quickly able to increase the return on its assets, bolster its free cash flow, and strengthen its balance sheet. From the third quarter of 2010 to the first quarter of 2011, the Company turned a net loss of $7.5 million into net income of $2.1 million. Additionally, the Company embarked on an aggressive effort to expand its global presence by opening new international franchised locations. Ten new restaurants are expected to open in 2011, which will further increase the Company’s revenue.

39. In conference calls with shareholders, the Company’s executives have heralded the Company’s solid financial results and positive economic outlook. Indeed, in an April 3, 2011 press release announcing the Company’s first quarter results for 2011, co-CEOs Rosenfield and Flax stated: “We were pleased that first quarter earnings exceeded our previously estimated range and credit effective cost management at both the restaurant and corporate level for achieving these results.” They also highlighted the Company’s rosy outlook for the remainder of the year: “We attained these productivity and margin gains without sacrificing the guest experience and look forward to realizing the full impact of this initiative throughout this year.” In short, as Golden Gate (who is motivated solely by financial interests) no doubt understands, the Company is well positioned for substantial returns.

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40. Despite the Company’s recent success, on May 25, 2011, defendants announced in a press release, entitled “California Pizza Kitchen to be Acquired by Golden Gate Capital,” that they had agreed to sell the Company to Golden Gate. The press release stated:

California Pizza Kitchen, Inc. (the “Company” or “CPK”) and Golden Gate Capital today announced that they have entered into a definitive agreement under which an affiliate of Golden Gate Capital will acquire the Company for $18.50 per share in cash, or approximately $470 million. The purchase price represents a 32% premium to the 30-day average price prior to the Company’s Board of Directors (the “Board”) authorizing management to begin exploring strategic and financial alternatives on February 23, 2010, and a 15% premium to the 30-day average price prior to the announcement of the transaction. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Board to maximize stockholder value. The Company formed a special committee, comprised of independent directors, and retained financial advisors to evaluate strategic and financial alternatives. After a thorough assessment, the special committee unanimously recommended and the Board of Directors unanimously approved the agreement. The Board of Directors unanimously recommends that the Company’s stockholders tender their shares in the tender offer.

Rick Rosenfield and Larry Flax, co-Chief Executive Officers, co-Chairmen of the Board and co-founders of California Pizza Kitchen, stated, “This announcement represents a very positive outcome for our stockholders and we believe it is also a great development for our employees, guests and business partners. We are very excited as we open a new chapter in the very successful history of CPK. Golden Gate Capital is a leading investor in the restaurant industry, with a proven track record as a value-added partner to its portfolio companies, and we believe that its significant commitment and experience in the sector will benefit all of our stakeholders.”

“We have great respect for the California Pizza Kitchen brand,” said Josh Olshansky, a Managing Director with Golden Gate Capital. “The business that the CPK team has built, with its great product offerings, makes it an ideal fit with our long-term oriented approach to investing. We are very pleased to partner with the Company to continue to invest in the business for the benefit of all its guests, employees and partners.”

Under the terms of the agreement, an affiliate of Golden Gate Capital will commence a tender offer for all of the outstanding shares of the Company no later than June 8, 2011. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval.

Co-CEOs Rick Rosenfield and Larry Flax, COO/CFO Susan Collyns and Chief Communications Officer Sarah Goldsmith-Grover of California Pizza Kitchen, who together with their affiliates own in the aggregate approximately 11% of the Company’s outstanding shares (assuming vesting and net exercise of all of the options held by

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them), have entered into agreements pursuant to which they will tender their shares into the offer and, if applicable, vote in favor of the merger.

Moelis & Company is serving as exclusive financial advisor to California Pizza Kitchen and has delivered a fairness opinion to the special committee. Latham & Watkins LLP is serving as outside counsel to the Company and Richards, Layton & Finger P.A. is serving as outside counsel to the special committee. Kirkland & Ellis LLP is serving as legal advisor to Golden Gate Capital. Golden Gate Capital has received debt commitments from GE Capital and Jefferies Finance LLC to provide the debt financing necessary to close the transaction.

41. Company insiders will profit handsomely from the Proposed Buyout, receiving tens of millions of dollars in change-of-control benefits if the acquisition is consummated. Notably, many of the executives and directors will receive a financial windfall from equity positions they took when they knew that the Company was being shopped. For example, in April 2010, the Board extended the employment agreements of Rosenfield and Flax, and rewarded senior management with lucrative change-in-control agreements. Along with the extensions of Rosenfield’s and Flax’s employment agreements, each was awarded 80,000 stock options (worm nearly $3,000,000) and an increase in salary and equity awards. The stock options were really nothing more than impermissible “spring-loaded” stock options, granted by the Board when they knew the Company’s stock price would rise when they announced the planned sale.

42. The announcement of the Proposed Buyout shortly after defendants’ amendments to their employment agreements is troubling indeed. Because management is apparently staying in place, the sales process was fraught with conflicts of interest. Such problems were highlighted in a September 8, 2006 Wall Street Journal article entitled “In Some Deals, Executives Get a Double Payday.” That article stated:

Private-equity firms have notched seven of the 10 largest leveraged buyouts of all time this year. For the top executives of the target companies, such deals could be the difference between being rich and being very rich.

That is because in many cases the executives are both buying and selling the company. Consider a trio of massive deals: The bids for HCA Inc., Kinder Morgan Inc. and Aramark Corp., valued at more than $40 billion combined, all have involved top executives teaming up with private-equity firms to buy their own companies and to continue running them.

As increasing numbers of executives heed the siren call of private-equity firms, the dynamic pitting shareholders against management is bound to intensify. (Private-equity firms buy companies or divisions using vast amounts of debt and later sell them or bring them public.)

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In such cases, management, with all its detailed knowledge of the company, goes from being a seller striving for a high price to being a buyer looking for an attractive price. Usually the sale of a public company involves an auction or a competitive-bidding process. But when management joins the private-equity buyers, there often isn’t such an open procedure, and the process is especially fraught with potential conflicts of interest.

“Every private-equity firm markets itself to its potential investors on the basis of its access to deals, preferably exclusive access to deals” without competitive bidding, says Douglas Cifu, a merger-and-acquisition lawyer with Paul, Weiss, Rifkind, Wharton & Garrison LLP. “But when you are a public company, you have a fiduciary obligation to maximize the value of the company.”

“The strength of the private-equity firms is their high-powered compensation,” says Josh Lerner, a professor at Harvard Business School. “Can it lead to the temptation of being bought out so management can get the pot of gold?”

43. The article continued:

Managements that team up with private-equity firms typically make buyout offers that are acceptable – though not necessarily blowout deals for shareholders. In fact, a rhythm has developed around the classic management buyouts. Managers make their proposal, and a few months later the two sides agree to a slightly higher new price, In the Aramark deal, the per-share price for Aramark ended up at $33.80, up from the original offer of $32.

While some boards are diligent in vetting deals, the process sometimes is skewed in favor of a sale. For example, there usually is a period when other bidders can come forth with offers. But if that window is short, the likelihood of a rival bid emerging isn’t large, since potential buyers won’t have time to perform due diligence. Special committees charged with weighing deals also can set breakup fees that make rival bidders pay dearly to get rid of the original buyer.

That is exactly what is happening here.

44. The reallocation of CPK executives’ stock options is also troubling. As a Wall Street

Journal article explained:

Numerous companies have awarded stock options to their top executives while engaged in negotiations to be acquired, according to academic research and a Wall Street Journal review of company filings.

The practice, which experts say appears to be legal under federal law, typically results in the target firm’s executives receiving a bigger payout when the takeover is later announced.

An examination of securities filings found unusual pre-deal options grants in a half-dozen large mergers since 2007. The companies generally say the options awards weren’t timed to take advantage of the merger talks, but instead were routine or stemmed from unrelated one-time events.

For shareholders, such grants can cut two ways. Critics say that insiders at some companies are unfairly benefiting from nonpublic information, and that issuing extra shares to executives dilutes the value of existing shares. On the other hand, such options

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could provide further incentive to executives to entertain takeover bids, benefiting all shareholders:

* * *

“It’s very selfish behavior by these CEOs,” argues Eliezer Fich, an associate professor of finance at Drexel University’s LeBow business school and co-author of a research paper on the topic with Jie Cai and Ann L. Tran. “They want to get the last nickel from the company, regardless of what’s in the best interests of shareholders.”

Their paper, which has been presented at academic conferences but not yet published, examined 110 deals between 1999 and 2006 in which target company CEOs were given unscheduled stock-option grants while takeover discussions had started but hadn’t yet been made public. The authors defined unscheduled grants as those awarded more than two weeks away from the anniversary of any grant in the prior three years.

The researchers concluded that the grants were “systematically timed” to benefit the CEOs, and that companies that engaged in the practice on average got lower takeover premiums than those that didn’t. The average CEO received an extra $5.7 million from these grants, the researchers said.

A key form of compensation at many firms, stock options typically give executives the right to buy their company’s stock for a decade, at a “strike price” usually equal to the market price on the day of issuance.

Executives can reap profits if the shares rise. Options often can be immediately cashed in for a profit if a company is acquired, although sometimes executives who stay at the merged firm get equivalent replacement options.

Issuing premerger options is related to a controversial practice known as “springloading,” in which a company grants options just ahead of releasing good news that is expected to buoy its stock price.

* * *

Usually, the only way shareholders can discover that a company has awarded options amid takeover talks is by piecing together information in multiple regulatory filings.

Steven N. Kaplan, a University of Chicago finance professor, says one argument for issuing unscheduled pre-deal options would be if a CEO has such a small equity stake that he would rather hold on to his job than listen to a reasonable takeover offer. He says a well-designed pay plan should previously have provided incentive for a CEO to consider a sale, and shareholders should “ask a lot of questions” about why new options are needed.

45. In another article, entitled “Investors, Watch Your Wallets if Managers Lead the Buyout,” in The New York Times July 30, 2006 edition, Andrew Ross Sorkin noted: “Despite all the excitement over these... management-led buyouts, they actually tend to be poor deals for shareholders – except perhaps for the insiders who increasingly appear to be buying their own companies at steep discounts.”

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46. In an editorial dated September 3, 2006, in The New York Times, Ben Stein addressed the issue of management buyouts and the inherent conflicts that ensue:

The managers do these deals only to make money. It’s business, after all. They do them to make money off the assets of the stockholders. They could, if they wished, sell off the assets or otherwise manage them for the good of the stockholders. (Again, the assets of public companies do belong to the stockholders as basic law.) Instead, they buy the assets on the cheap and sell them off for their own management benefit, or they manage the company differently for the benefit of themselves and their buyout partners.

But as a matter of basic fiduciary duty law, managers are bound to put the interests of stockholders ahead of their own, in each and every situation. By buying the assets on the cheap and then reaping the benefits, management is breaching that fiduciary duty, or so it seems to me. Likewise, if the managers can run the company more profitably, they owe it to the stockholders to do that for them.

Then there is the matter of conflict of interest. Management, as a matter of course, is supposed to avoid any conflict of interest with its trustors, the public shareholders, or even the appearance of it. But in a management buyout, management is seeking to pay the least it can get away with for the assets of the public holders, while the public holders want the most they can get.

47. While Golden Gate and Company insiders are set to make millions when the Proposed Buyout closes, Company shareholders will see no such benefit The Proposed Buyout will unfairly deprive shareholders of the Company’s long-term gains, because the $18.50 per share consideration offered by Golden Gate substantially undervalues the Company. Indeed, the day the deal was announced, shares of CPK raced 10% higher on unusually high volume after multiple other groups reportedly indicated interest in potentially acquiring the Company. One shareholder, Clinton Group, has already acquired more than 5% of the Company shares and has said that it will discuss a leveraged recapitalization and self-tender for at least $19.50 per share – above the price offered by Golden Gate.

48. Defendants’ decision to sell to a private equity firm is surprising in light of the fact that strategic buyers can generally pay more man a private equity firm because of the value that can be generated from the synergies gained by the strategic buyer.

49. Thus, the Proposed Buyout is the result of a flawed sales process, agreed to at an unfair price, tailored to Golden Gate, a private equity buyer much more likely to provide existing management with continuing employment and an equity stake in the Company after it is taken private.

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SELF-DEALING

50. By reason of their positions with CPK, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of CPK, and especially the true value and expected increased future value of CPK and its assets, which they have not disclosed to CPK’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of CPK’s public shareholders.

51. The proposed sale is wrongful, unfair and harmful to CPK’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Buyout is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of defendants on unfair terms.

52. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

Withdraw their consent to the sale of CPK and allow the shares to trade freely, without impediments, and undertake a fair and open sales process directed towards maximizing shareholder value;

Redeem or rescind any impermissible preclusive and coercive deal protection devices defendants have included in the merger agreement with Golden Gate;

Act independently so that the interests of CPK’s public shareholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee and the requirement that any buyout proposal be approved by a majority of the minority shareholders;

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of CPK’s public shareholders; and

Disclose all material information about the Proposed Buyout, including, among other things, the sales process for the Company, the Company’s intrinsic value and prospects going forward, conflicts of interest that impinged on the sales process, and the financial analyses underlying the fairness opinion of the Company’s financial advisor.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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CAUSE OF ACTION

Claim for Breach of Fiduciary Duties and Aiding and Abetting

53. Plaintiff repeats and realleges each allegation set forth herein.

54. The Individual Defendants, aided and abetted by the Company and Golden Gate, have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of CPK and have acted to put their personal interests ahead of the interests of CPK’s shareholders.

55. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

56. The Individual Defendants have violated their fiduciary duties by negotiating a transaction with Golden Gate without regard to the fairness of the transaction to CPK’s shareholders. Defendants CPK and Golden Gate directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of CPK stock.

57. As demonstrated by the allegations above, the Individual Defendants, aided and abetted by CPK and Golden Gate, failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of CPK because, among other reasons:

(a) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Buyout; and

(b) they are using the proposed sale of the Company to aggrandize their own wealth upon completion of the sale.

58. Because the Individual Defendants dominate and control the business and corporate affairs of CPK, and are in possession of private corporate information concerning CPK’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CPK which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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59. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants, aided and abetted by CPK and Golden Gate, have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the

Class.

60. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

61. Unless enjoined by this Court, the Individual Defendants, aided and abetted by CPK and Golden Gate, will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Buyout which will exclude the Class from its fair share of CPK’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

62. The Individual Defendants, aided and abetted by CPK and Golden Gate, are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class and have breached and are breaching their fiduciary duties to the members of the Class.

63. Unless the Proposed Buyout is enjoined by the Court, the Individual Defendants, aided and abetted by CPK and Golden Gate, will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Buyout terms, and may consummate the Proposed Buyout, all to the irreparable harm of the members of the Class.

64. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in plaintiff’s favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Buyout is in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders, and discloses all material information to shareholders regarding the Proposed Buyout;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of CPK’s shareholders;

E. Rescinding, to the extent already implemented, the Proposed Buyout and proposals, voting agreements and termination fees associated therewith;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: May 26, 2011 ROBBINS GELLER RUDMAN

& DOWD LLP RANDALL J. BARON A. RICK ATWOOD, JR. DAVID T. WISSBROECKER STEVEN M. JODLOWSKI

DAVID T. WISSBROECKER

655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

MURRAY, FRANK & SAILER LLP BRIAN P. MURRAY 275 Madison Avenue, Suite 801 New York, NY 10016 Telephone: 212/682-1818 212/682-1892 (fax)

Attorneys for Plaintiff

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COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY